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FORM 5
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/ / CHECK BOX IF NO               U.S. SECURITIES AND EXCHANGE COMMISSION
    LONGER SUBJECT TO                       WASHINGTON, DC 20549
    SECTION 16. FORM
    4 OR FORM 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTION 1(b)                         Exchange Act of 1934,
/ / FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
/ / FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Canale III     John             D.            National Commerce Bancorporation NCBC         Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------    XX Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
    c/o D. Canale Food Services, Inc.             Number of Reporting        Month/Year             Officer (give    Other (specify
    P.O. Box 1739                                 Person, if an Entity         12/97            ----        title ---       below)
-------------------------------------------       (Voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
    Memphis          TN             38101                                    Date of Original       -------------------------------
-------------------------------------------                                  (Month/Year)
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                      Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr.                                   End of Issuer's     Direct         Benefi-
                                  (Month/      8)                                        Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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    Common Stock                   1/97         J*         100     A          N/A            78,154             D            N/A
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    Common Stock                   N/A          W**                                         322,490             I            Estate
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    Common Stock                   12/97        J*** 2,620,916     A          N/A         2,620,916             I            Corp.
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*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                      (Print or Type Responses)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                              ---------------  Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses:

*Item 3 (Code J):   100 shares received January 1997 as director's compensation

**Item 3 (Code W):  Co-Executor: Estate of John D. Canale, Jr., date of death 2/96 and co-trustee of Testamentary Trust created under Last Will & Testament of John D. Canale, Jr.

***Item 3 (Code J): D. Canale & Co., a reporting person, is and has been for several years, the record owner of 2,620,916 shares, as adjusted by stock splits, of the Issuer. In December 1997, Peggy W. Canale, a former reporting person, disposed of the majority controlling interest in D. Canale & Co by a gift of 49% to a 501(c)(3) charitable organization and 2% equally to four family trusts. The shares of D. Canale & Co. were subsequently redeemed by the Company from the charitable organization. As a result of the aforementioned transaction, the reporting person herein obtained a fifty (50%) percent voting interest with the remaining fifty (50%) percent voting interest as a result of the transaction being held by his brother, Christopher W. Canale. The reporting person as a part of his 50% has a voting interest in one (1%) percent of the voting shares held in trusts for the benefit of his nephew and niece.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ John D. Canale III          2/11/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.
